

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 10, 2016

Paul Conforte
Chief Executive Officer
PC Mobile Media Corp.
9345 Falls Peak Ave.
Las Vegas, NV 89178

> **Re: PC Mobile Media Corp.**
> **Form S-1**
> **Filed January 19, 2016**
> **File No. 333-209027**

Dear Mr. Conforte:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note your disclosure on pages 1 and 12 that refer to unaudited financial statements dated September 30, 2015. It appears that your financial statements were audited as of September 30, 2015. Please advise or revise.

2. Page 1 discloses that the Company "has not significantly commenced its planned principle operations" and page 2 discloses that the Company "is attempting to become operational." These statements appear to contradict disclosure on page 4 that the Company plans to expand business operations. Please revise your entire disclosure to clarify that you unequivocally do not have any business operations.

3.   Please provide updated interim financial statements for the quarterly period ending December 31, 2015. We refer you to the financial statement updating guidance in Rule 8-03 of Regulation S-X.

<u>Part I: Information Required in the Prospectus, page 1</u>

<u>General Information about the Company</u>

4.   We note your disclosure that you plan to offer mobile billboard display advertising. Please clarify whether planned initial business operations will primarily occur in Las Vegas and operate out of the administrative office of the director. Alternatively, please specify the geographic location that you plan to commence operations.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Capital Resources and Off-Balance Sheet Arrangements, page 28</u>

5.   We note that you did not have any off-balance sheet arrangements or material commitments for capital expenditures as of September 30, 2013. Please briefly address whether the company has any off-balance sheet arrangements or material commitments for capital expenditures as of September 30, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joe Cascarano, Senior Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Joseph L. Pittera, Esq.
        Law Offices of Joseph L. Pittera, Esq.